
Mail Stop 4561

April 7, 2017

Thomas J. Sanzone
President and Chief Executive Officer
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Black Knight Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-37394**

Dear Mr. Sanzone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

Recent Accounting Pronouncements, page 68

1. You state that you are continuing to assess the effect the adoption of ASC 606 will have on your results of operations, financial position and related disclosures. Please revise future filings to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe further the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of ASC 606 is expected to have on your financial

   statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

         Sincerely,

         /s/ Stephen Krikorian

         Stephen Krikorian
         Accounting Branch Chief
         Office of Information Technologies
         and Services